Exhibit 6
CONSENT OF TRUSTEE
     Pursuant to the requirements of Section 321(b) of the Trust Indenture Act of 1939 in connection with the proposed issue by Hancock Fabrics, Inc., we hereby consent that reports of examination by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange commission upon request therefor.
July 10, 2008

Deutsche Bank National Trust Co.
By:	/s/ George Kubin
George Kubin
Vice President